               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934
               (Amendment No.                 )*


                     W.R. Grace & Company
         _____________________________________________
                      (Name of Issuer)

          Common Stock, Par Value $0.01 Per Share
       _________________________________________________
               (Title of Class of Securities)

                          38388F108
        ________________________________________________
                       (CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                    (Continued on following pages (s))

Page  1  of   4   Pages

CUSIP No.   38388F108              		13G 	          Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

     	Sasco Capital, Inc.
      ______________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*  (a)   /   /
  								                                               (b)   / X /
      ______________________________________________________________________

 (3)  SEC Use Only

      _____________________________________________________________________

 (4)  Citizenship or Place of Organization

     	Fairfield, Connecticut
      _____________________________________________________________________

 Number of Shares 	(5)  Sole Voting Power
   Beneficially
   Owned by	            2,903,793
   Each Reporting      	_______________________________________________
   Person With	    (6)  Shared Voting Power

	                       None
	                       _______________________________________________
	                  (7)  Sole Dispositive Power

                       	4,729,993
				                    _______________________________________________
					              (8)  Shared Dispositive Power

	                       None
      _________________________________________________________________
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     	4,729,993
      _________________________________________________________________
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

      __________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9)

     	6.4%
      ___________________________________________________________________
(12)  Type of Reporting Person*

     	IA

Page  3  of  4  Pages

Item 1(a)	Name of Issuer:

	The issuer of the securities to which this statement relates is W.R. Grace & Company.

Item 1(b)	Address of Issuer's Principal Executive Offices:

 1 Town Center Road
	Boca Raton, Florida  33486-1010

Item 2(a)	Name of Person Filing:

		Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

		Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

		38388F108

Item 3		This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4		Ownership.

		The 4,729,993 acquired by Sasco Capital, Inc. constitute 6.4% of the outstanding shares of W.R. Grace & Company.  Sasco Capital, Inc. has beneficial  ownership to direct the disposition of only these 4,729,993 and has the sole power to vote 2,903,793 shares.  Sasco Capital, Inc.
  has no shared powers with regards to any other shares of W.R. Grace &
  Company.

Page  4  of  4  Pages

Item 5		Ownership of 5% or less of a Class

		Not applicable.

Item 6		Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7		Identification and Classification of the Subsidiary Which
Acquired Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8		Identification and Classification of Members of the Group.

		Not applicable.

Item 9		Notice of Dissolution of Group.

Item 10		Certification.

		By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		After reasonable inquiry and to the best of my knowledge and belief,
  I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 8, 1999